APARTMENT INCOME REIT, L.P.
4582 South Ulster Street, Suite 1700
Denver, Colorado 80237
March 19, 2025
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
To Whom it May Concern:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apartment Income REIT, L.P. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on March 19, 2025.

Respectfully submitted,

APARTMENT INCOME REIT, L.P.
AIR-GP LLC, its General Partner

/s/ Paul Beldin

Paul Beldin

Executive Vice President and Chief Financial Officer